

Greg Belote · 1st

Cofounder / CTO at Wefunder

Los Altos, California, United States · **500+ connections** ·
Contact info



Wefunder

Massachusetts Institute of Technology

Experience

Cofounder / CTO
Wefunder
Jul 2012 – Present · 8 yrs 9 mos
San Francisco Bay Area

I make sure everything works and that the money goes to the right place.

Founder
Greg Belote Consulting
Mar 2012 – Jul 2012 · 5 mos

Co-Founder
gameroom.io
Dec 2010 – Apr 2012 · 1 yr 5 mos



Co-Founder
TutorialTab
Feb 2010 – May 2011 · 1 yr 4 mos



Software Engineer

TripAdvisor

Jul 2008 – Feb 2010 · 1 yr 8 mos

Education



Massachusetts Institute of Technology

Masters, Computer Science

2007 – 2008



Massachusetts Institute of Technology

Bachelors, Computer Science

2003 – 2007

Recommendations

Ask for a recommendation   **Recommend Greg**

Received (0)   **Given (2)**

Edmund Jorgensen

Director of Engineering, Developer Platforms at Wayfair

March 14, 2013, Greg worked with Edmund in different groups

Edmund is one of the best engineers I know, which reader-who-probably-doesn't-know-me, means a lot. He has the rare combination of being a brilliant software engineer, a fantastic communicator, and a charismatic, easy-to-work-with person. I first met Edmund when we both worked at... **See more**



Mike Grandinetti

CMO/Chief Strategy Exec, Innovation & Entrepreneurship Thought Leader, Professor, Board Member, Podcaster, ex McKinsey

June 18, 2010, Greg worked with Mike but at different companies

Mike is an excellent pitch coach and mentor! He helped us transform a boring investor presentation into something much more compelling. If you could only see the before and after, you would be impressed too! He did this by helping us find the right frame of mind and encouraged us to really connect ... **See more**

